UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Turning Point Brands, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

90041L105
(CUSIP Number)

September 19, 2017
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this schedule is filed:
☐          Rule 13d-1(b)
☑          Rule 13d-1(c)
☐          Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2 of 7
CUSIP No.: 90041L105
1	NAME OF REPORTING PERSON Corbin Capital Partners Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 946,206
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 946,206
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 946,206
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.97%*
12	TYPE OF REPORTING PERSON OO
*
All percentages of Common Stock outstanding contained herein are based on 19,029,216 shares of Common Stock outstanding on August 7, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2017.

3 of 7
CUSIP No.: 90041L105
1	NAME OF REPORTING PERSON Corbin Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 946,206
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 946,206
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 946,206
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.97%
12	TYPE OF REPORTING PERSON IA

4 of 7
CUSIP No.: 90041L105
1	NAME OF REPORTING PERSON Fort George Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 946,206
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 946,206
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 946,206
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.97%
12	TYPE OF REPORTING PERSON OO

5 of 7
CUSIP No.: 90041L105
This Amendment No. 1 to Schedule 13G amends the Schedule 13G originally filed on May 17, 2016 (the “Schedule 13G”) regarding the beneficial ownership of Common Stock, par value $0.01 per share, of Turning Point Brands, Inc. (the “Issuer”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as in the Schedule 13G.
This amendment is being filed to amend and supplement Items 4 and 5 of the Schedule 13G as follows:

ITEM 4.
OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)          Amount beneficially owned:
Corbin Capital Partners Group, LLC  – 946,206
Corbin Capital Partners, L.P. –  946,206
Fort George Investments, LLC –  946,206

(b)          Percent of class:
Corbin Capital Partners Group, LLC  – 4.97%
Corbin Capital Partners, L.P. – 4.97%
Fort George Investments, LLC – 4.97%

(c)          Number of shares as to which the person has:
(i)          Sole power to vote or to direct the vote
Corbin Capital Partners Group, LLC  – 0
Corbin Capital Partners, L.P. – 0
Fort George Investments, LLC – 0
(ii)          Shared power to vote or direct the vote
Corbin Capital Partners Group, LLC – 946,206
Corbin Capital Partners, L.P. – 946,206
Fort George Investments, LLC – 946,206
(iii)          Sole power to dispose or to direct the disposition of
Corbin Capital Partners Group, LLC – 0
Corbin Capital Partners, L.P. – 0
Fort George Investments, LLC – 0
(iv)          Shared power to dispose or to direct the disposition of
Corbin Capital Partners Group, LLC  –  946,206
Corbin Capital Partners, L.P. –  946,206
Fort George Investments, LLC –  946,2060

ITEM 5.
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☑.

6 of 7

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2017
Corbin Capital Partners Group, LLC

By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Authorized Signatory

Corbin Capital Partners, L.P.

By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Chief Operating Officer

Fort George Investments, LLC

By:	Corbin Capital Partners Management, LLC, its managing member

By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Chief Operating Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of each person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties for whom copies are to be sent.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

7 of 7
AGREEMENT
The undersigned agree that this Schedule 13G relating to the Common Stock, par value $0.01 per share of Turning Point Brands, Inc. shall be filed on behalf of the undersigned.
Date: September 22, 2017
Corbin Capital Partners Group, LLC

By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Authorized Signatory

Corbin Capital Partners, L.P.

By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Chief Operating Officer

Fort George Investments, LLC

By:	Corbin Capital Partners Management, LLC, its managing member

By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Chief Operating Officer